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                                                                     EXHIBIT 99

                                 Press Release
                                 -------------

                       CIVIC BANCORP ANNOUNCES RIGHT PLAN

          OAKLAND, CA, November 11, 1996 . . . The Board of Directors of Civic BanCorp (NASDAQ: CIVC) announced today that it has adopted a Shareholder Rights Plan and declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. The record date for the distribution is November 22, 1996.


          Each Preferred Share Purchase Right will entitle shareholders to buy one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $35. Each one one-hundredth of a share of such Preferred Stock is intended to be the economic equivalent of one share of Common Stock. The Rights will be exercisable only after a person or group acquires 10% or more of the outstanding Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the outstanding Common Stock, unless the Board of Directors has approved the transaction in advance. In addition, upon the occurrence of certain events, (i) the holders of Rights would be entitled to purchase either Common Stock or securities of an acquiring entity at half of market value, or
(ii) the Board of Directors may, at its option, exchange part or all of the Rights for shares of Common Stock. Prior to the acquisition by a person or group of 10% or more of the outstanding Common Stock, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors. The Rights will expire on October 31, 2006.


          Herbert C. Foster, President and Chief Executive Officer, stated that, "The adoption of the Shareholder Rights Plan is part of an ongoing effort by the Board to protect and maximize the value of the shareholders' investment in the Company and to give them the optimum opportunity to participate in the long-term value of the Company."


          Civic BanCorp is based in Oakland, California.   It is the holding
company for CivicBank of Commerce, an independent community bank with assets of approximately $275 million at September 30, 1996.

                                     Company Contact:
                                     Herbert C. Foster
                                     President and Chief Executive Officer
                                     (510) 836-6500